[Janus letterhead]

June 7, 2016

Janus Detroit Street Trust

151 Detroit Street

Denver, CO 80206-4805

Re:       Janus Detroit Street Trust and Certain of its Series

Ladies and Gentlemen:

I have acted as Vice President and Chief Legal Counsel for Janus Detroit Street Trust, a Delaware statutory trust (the “Trust”). With respect to the issuance of shares of beneficial interest by the Trust in connection with the acquisition by Janus Velocity Tail Risk Hedged Large Cap ETF and Janus Velocity Volatility Hedged Large Cap ETF, each a series of the Trust, of the assets of Janus Velocity Tail Risk Hedged Large Cap ETF and Janus Velocity Volatility Hedged Large Cap ETF, respectively, each a series of ALPS ETF Trust, a Delaware statutory trust, which shares have been registered on a Form N-14 registration statement (the “Registration Statement”) filed by the Trust with the U.S. Securities and Exchange Commission on or about June 7, 2016.

I have examined such records, documents and other instruments and have made such other examinations and inquiries as I have deemed necessary to render this opinion. Based upon such examination, it is my opinion that the shares of beneficial interest of the Trust registered under the Securities Act of 1933, as amended, in the Registration Statement, when issued in accordance with the terms described in the Registration Statement, the Agreement and Plan of Reorganization and Termination included therein, will be validly issued, fully paid and nonassessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Stephanie Grauerholz
Chief Legal Counsel, Vice President and Secretary